UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2019

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of Registrant’s name into English)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exchange Act Deregistration and Termination of Reporting Obligation

On March 8, 2019, Gazit-Globe Ltd. (the “Company”) issued a press release announcing the Company’s filing of a Form 15F to deregister, and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, with respect to, its ordinary shares, par value NIS 1.0 per share (“ordinary shares”). Trading in the ordinary shares on the New York Stock Exchange has terminated, effective as of the close of trading on March 7, 2019.

A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibit hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 8, 2019	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Gazit-Globe Ltd. on March 8, 2019 announcing Gazit’s filing of Form 15F to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, with respect to its ordinary shares

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